SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2010

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Lima, September 9, 2010

COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV

Re.: MATERIAL EVENT

Dear Sirs,

CREDICORP LTD., in accordance with article 28 of the Capital Markets Law approved by DS N° 093-2002-EF and CONASEV Resolution for Material Events and Reserved Information and Other Communications number 107-2002-EF/94.10.0, as modified by CONASEV Resolution number 009-2003-EF/94.10, complies with notifying you of the following Material Event:

Banco de Crédito del Perú (“BCP”), a subsidiary of Credicorp, in accordance with the authorization granted by the Shareholders in the Annual meeting on March 28, 2010,  will proceed with the issue of Corporate bonds, “Senior Unsecured Obligations” through its Panamanian branch for a total amount of US$ 800’000,000  under 144 A and Regulation S trade.

The main characteristics and conditions of the issue are:

Issuer:	Banco de Crédito del Perú, acting through its Panamanian branch

Security description:	5.375% Senior Notes due 2020

Transaction Format:	Rule 144A / Regulation S

Face amount:	US$ 800’000,000

Trade date:	September 9, 2010
Settlement date:	September 16, 2010
Maturity:	September 16, 2020

Coupon:	5.375%

Price:	99.763%

The proceeds of the issuance will be used in financing BCP’s lending activities as well as other corporate uses of the Issuer.

Yours faithfully,

s/ Mario Ferrari Quiñe
Stock Market Representative

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2010

CREDICORP LTD.

By:	/s/ Giuliana Cuzquen
Giuliana Cuzquen
Authorized Representative